Exhibit 99.1

News Release

May 29, 2018

Turquoise Hill announces retirement of CEO

Turquoise Hill Resources today announced the retirement of the Company’s Chief Executive Officer Jeff Tygesen effective July 1, 2018.

Peter Gillin, Chairman of Turquoise Hill, said, “Jeff has served devotedly since December 2014 as our CEO. The Company has greatly benefitted from his nearly 40-year career in the mining industry, notably from his deep operational and technical experience. He has led Turquoise Hill through significant moments in its history including in relation to key stages in the underground development and the milestone Oyu Tolgoi project financing. We thank Jeff for the time and commitment he has shown to the Company and contributions he has made to making Oyu Tolgoi a success.”

The Board of Directors, as part of its succession planning, is in the process of considering suitable candidates, including those from Rio Tinto. An announcement will be made in due course.

Contact

Investors and Media

Tony Shaffer

+ 1 604 648 3934

tony.shaffer@turquoisehill.com

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Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975